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                              October 23, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re:  DELAYING AMENDMENT PURSUANT TO RULE 473


Ladies and Gentlemen:

     Pursuant to Rule 473(c) of the Securities Act of 1933, as amended, Prime Retail, Inc., hereby amends its Registration Statement on Form S-3 (File No. 333-65617) by adding the following text on the facing page thereof immediately follows the calculation of the registration fee:


     "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

                              Very truly yours,

                              /s/ C. Alan Schroeder
                              -------------------------------------------
                              C. Alan Schroeder
                              Executive Vice President and General Counsel
                              Prime Retail, Inc.

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